UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

RESULTS

Santander

1ST QUARTER 2022
(BR GAAP)



Disclaimer

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S,A, ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Our ability to anticipate trends

Reassessing higher risk portfolios since 4Q21, due to macro conditions:
-Higher inflation and rates;
-Weak GDP;
-Impact on disposable income

Loan Portfolio (Total)

	4Q21 vs 3Q21	1Q22 vs 4Q21	ex- FX
Santander	+2.8%	-1.6%	-0.6%
Financial system	+5.4%		

▲ -2.6p.p.

Solid business performance

Growth-oriented culture:
- **capacity to react to signals**
- **risk management culture**

Keep expanding our secured businesses

67%
collateralized individuals loan portfolio

Home Equity
23.4%
market share

Auto finance
46%
LTV Feb/22



+28% YoY
credit cards fees



sustaining our ambition to be

the Best Financial Services Consumer Company in Brazil

VOA SANTANDER

Focus on four **interconnected pillars:**

Customer centricity

We will incorporate the **customer-advocacy mindset into** everything we do

Designing strong and more integrated sales channels

Developing dynamic and personalized pricing models based on more intelligent CRM data and segmentation

Client experience throughout the entire consumer cycle

Improving our **customer's ability to self-serve**

Shifting our orientation, from the typical banking classic 'product push' to 'consumer pull', customer experience

Culture

People

A truly horizontal culture

Key pillars:

Empowerment

Meritocracy

Diversity

All areas 'think and act' as business units

- **1st financial services platform to launch NPS** on a full scale
- **All employees are salespersons** to understand and serve our customers





Focus on four **interconnected pillars:**

Sales channels
Distribution

Chan nels

Aim to build the best sales platform in Brazil

Integrated sale and post-sale offering

Customers served 24x7 however they want

Omni-channel approach

Digital channel
key pillar for our integrated, multi-channel offering

Remote sales channel
from "customer support" to powerful cost-efficient sales channel

Physical channel
competitive advantage versus digital peers; redesigning our store of the future; bank-to-go

External channel
exponential growth into several new regions in Brazil

Innovation
Capital

Inno vation

TransferNowPay Later
"Divide Pix"

Pioneering the launch of installment credit

90% of "Divide Pix" users are new borrowers

Home-Equity

Market leaders[1]
23.4% total market share

SMEs

SX integra: digital channel for supply-chain financing

Capital: solid shareholders returns and payouts

One of the best ROE globally

[1] Among the private-sector banks

Agenda

1. **Strategic Update**
2. 1Q22 Results Highlights
3. Takeaways



Shareholders | Customers | People | Communities

Consistently high profitability, generating **benchmark shareholder returns**

Loan Portfolio
R$ 455 Bi
+7% YoY

Revenues
R$ 19 Bi
+4% YoY

Efficiency
36.0%
+1.8 p.p. YoY

Net Profit
R$ 4.0 Bi
+1.3% YoY


ROAE
21.3%
20.6%
20.7%
Dividend Yield
2.4%
8.0%
5.6%
Div/Share
R$
0.24
0.80
0.45
1Q20
1Q21
1Q22

Consistently adding more clients

Customers
(million)


5.8million YoY
54.8
53.4
49.0
6.6
7.9
8.3
Mar/21
Dec/21
Mar/22
Total
Customers with 6 or more products

Revenues
per Customer YoY

+7% YoY

+12% YoY

accelerating our client acquisition
Thousands/month


556.8
940.6
271.3
632.4
Mar/21
Mar/22
Total
Digital

+69% YoY

+133% YoY

67% Through **digital channels**

Customer base growth YoY

+12%	+8%	+17%	+27%
Total	Active	Digital	with 6 or more products

Enhanced customer experience boosts **loyalty and profitability per customer**

+ active customers

70%+ become **active customers** within four months

Revenue generated from **active customers** grows by 15% YoY

+33% sales on the digital channel YoY

+ loyalty

Customers with 6 or more products

Account for **27% of all active customers** (+4 p.p. YoY)

25% of newly-acquired **customers** are loyal[1]

Revenue from loyal customers is 5.6x higher than from non-loyal customers

strengthened by a complete integration of our platforms

[1] Based on the last six-month average

Serving our customers
whenever and wherever they want

Physical channel
our stores

15million
flow of people in our stores/month

50% are non-customers

Bank to Go
22k contracts in Mar/22

Ambition of more than 200k contracts in 2022

Digital channel
our apps

517million
visits/month[1]

17% of newly-acquired customers are unbanked

92%
of Bank transactions occur via digital channels

+**3**million
sales/month

Remote channel
sales and post-sales hubs

20million
visits/month

From call center to sales channel

~800k
product sales/month

49% of the services are made out of 9a.m. until 4p.m.

External channel
our expanded footprint

Available in **2,020 regions**

representing **36%** of Brazilian municipalities

22k
active promoters

+**R$ 1**billion
contracts/month

[1] Website, IB and APP visit

Offerings targeting each customer profile, as evidenced by the commercial activity

Products sold in retail

#Amount millions


+25%
8.2
10.3
1Q21
1Q22

Cards

R$82Bi 1Q22
Total turnover

95%
of new card customers are account holders 1Q22

Toro

+90k customers in 1Q22

+227% YoY
active accounts

Desendivida

Addressing **our customers' needs**

Adhesion of more than **250k** customers

ESG

Social and environmental businesses
R$ 5.2Bi[1]

Agro ecosystem
Gira
WayCarbon
Commodities

R$ 2.0Bi
(+47% YoY)
Prospera portfolio

CBIOS
56%
market share

[1] Considering origination in low-carbon agribusiness lines, renewable energy (from photovoltaic panels to large infrastructure projects), sanitation, microcredit, sustainable wholesale financing, and sustainable green bond issuances

Improved end-to-end journey

focus on productivity and speed



Capacity

Cloud

76% of our operations

Volume

10Bi transactions/month

+13% YoY

Process Simplification

Digital origination

74% of personal loan sales

Quick Delivery

Lead time

-20% YoY (from 22 to 18 business days) Issuance of mortgage loans

EXPERIENCE

Cost to serve

Digital customer

R$/month


42.6
39.8
33.9
30.1
22.6
-25% YoY
Mar/18
Mar/19
Mar/20
Mar/21
Feb/22



Customer centricity as a foundation

for our growth

NPS 57 points

11 million
annual rating requests

daily measurements

all sales channels
all products

NPS
1Q22

Mortgage: **80** points
Credit cards: **85** points

Conversion from detractor to promoter

+78%
Revenue growth

Ambition to reach

NPS
+60 points in 2022

Revenue from a loyal and promoter customer

+7x
higher than the Bank's total average revenue per customer

Unique culture, represented by our people and recognized by the market

Diversity & Inclusion

31.1%
Women in leadership roles

27.8%
Black employees

Ambition
40%
Dec/25

27.3%
Women in board of directors

Culture & Leadership

+2.9k (+13% YoY)
courses held within 12 months

72.6%
administered by our own employees

Empowered by a new set of corporate behaviors

Think customer | Embrace change | Act now | Move together | Speak up


Santander



Transforming society

through our **people**

E	**Carbon neutral** since 2010	
	Largest urban photovoltaic generation plant	
S	**R$280 million** + of loans granted to **sustainable cultures** in the Amazon since 2021	
	+77k higher **education** scholarships awarded since 2015	
G	**2021 GPTW**, featured in: national ranking, women, LGBTQI+, financial institution, ethnic-racial and 50+	

Ambitions	Progress	Target
Eradication of single-use **plastic consumption**	✓	
100% of internal energy usage from **renewable sources**	78%	2025
Net Zero scope 3		2050

Accolades

The most profitable bank in Brazil and 3rd most profitable in the world, according to Economática

FORTUNE CHANGE THE WORLD 2021 · EUROMONEY AWARDS FOR EXCELLENCE 2021 · ISE B3 · ICO2 B3 · CDP · Prêmio Eco Brasil · MELHORES do ESG exame · 360 · GREAT PLACE TO WORK

Agenda

1 Strategic Update

2 **1Q22 Results Highlights**

3 Takeaways



Results
recurring

(R$ million)	1Q22	1Q21	1Q22 x 1Q21	4Q21	1Q22 x 4Q21
Net Interest Income	13,938	13,426	3.8%	14,150	-1.5%
Fees	4,617	4,367	5.7%	4,980	-7.3%
Total Revenues	**18,555**	**17,793**	**4.3%**	**19,131**	**-3.0%**
Allowance for Loan Losses	-4,612	-3,161	45.9%	-3,693	24.9%
General Expenses	-5,534	-5,008	10.5%	-5,618	-1.5%
Others	-2,829	-3,157	-10.4%	-4,172	-32.2%
Profit Before Taxes	**5,581**	**6,467**	**-13.7%**	**5,648**	**-1.2%**
Taxes and Minority Interest	-1,576	-2,512	-37.3%	-1,767	-10.8%
NET PROFIT	**4,005**	**3,955**	**1.3%**	**3,880**	**3.2%**

1Q22

Efficiency
36.0%
+1.8 p.p. YoY
-1.4 p.p. QoQ

Recurrence Ratio
83.4%
-3.8 p.p. YoY
-5.2 p.p. QoQ

ROA
1.7%
+0.1 p.p. YoY
+0.1 p.p. QoQ

ROAE
20.7%
+0.1 p.p. YoY
+0.6 p.p. QoQ

BIS Ratio
14.7%

CET1
11.7%

NII

Driven by customers NII on both yearly and quarterly basis

(R$ million)	1Q22	1Q22 x 1Q21	1Q22 x 4Q21
Customers	**13,854**	***29.6%***	***12.9%***
Product NII	13,161	*24.8%*	*8.7%*
Volume	471,153	*10.6%*	*0.5%*
Spread (p.a.)	11.3%	*1.29 p.p*	*1.09 p.p*
Market activities	**84**	***-96.9%***	***-95.5%***
Net Interest Income	**13,938**	***3.8%***	***-1.5%***

Net interest income
(R$ million)



Spread (p.a.)
10.0%
10.2%
11.3%
Market Activities
Customers NII
2,738
10,687
1,875
30%
12,275
13%
84
13,854
1Q21
4Q21
1Q22

Portfolio

Aligned with our reading of the macro scenario

(R$ million)	Mar/22	*Mar/22 x Mar/21*	*Mar/22 x Dec/21*
Individuals	212,347	*19.0%*	*1.0%*
Consumer finance	64,826	*6.0%*	*-0.7%*
SMEs[2]	61,890	*12.2%*	*0.7%*
Corporate[2]	116,103	*-10.8%*	*-7.7%*
Total[1]	**455,166**	***7.2%***	***-1.6%***
Other transactions[3]	66,762	*-8.3%*	*-9.4%*
Expanded portfolio	**521,929**	***4.9%***	***-2.7%***



(R$ billion)
5%
-3%
424.8
13.0%
30.6%
14.4%
42.0%
462.7
13.3%
27.2%
14.1%
45.4%
455.2
13.6%
25.5%
14.2%
46.7%
Mar-21
Dec-21
Mar-22
Individuals
Consumer Finance
Corporate
SMEs
67%
Portfolio mar/22
Collateralized individuals loan portfolio + Payroll loans/
overall individuals loan portfolio

Liquidity/funding

Steadily improving



(R$ billion)
+11%
0%
446.7
39.8
274.0
63.7
69.3
493.5
40.5
293.2
65.2
94.5
494.6
42.2
283.8
62.9
105.7
Mar-21
Dec-21
Mar-22
Loan to deposit
92.0%
-3p.p. YoY
Demand Deposits
Saving Deposits
Time Deposits
Financial bills and Others[4]

Capital



15.2%
12.6%
14.9%
11.6%
14.7%
11.7%
Mar-21
Dec-21
Mar-22
BIS Ratio
CET1

[1] Disregarding exchange rate fluctuations, the total loan portfolio would have increased by 8.5% YoY and decreased by -0.6% QoQ. Meanwhile, the corporate portfolio would have declined by -6.9% YoY and -4.2% QoQ [2] Customers in the SMEs and corporate loan books have shifted segments, causing loan balances in these portfolios to change. Accordingly, we have reclassified the 2021 information for comparability purposes [3] Including debentures, credit rights investment funds ("FIDC"), real estate receivables certificates ("CRI"), promissory notes, international distribution promissory notes and guarantees [4] Including debentures, real estate credit notes ("LCI"), agribusiness credit notes ("LCA"), secured real estate notes ("LIG") and structured transaction certificates (COE)

Fees

Higher transactionality YoY and seasonal effect QoQ. Cards were the highlight

(R$ million)	1Q22	1Q22 x 1Q21	1Q22 x 4Q21
Cards	1,329	27.7%	-13.7%
Current account	958	-0.2%	5.0%
Insurance	744	0.1%	-25.7%
Asset management and "Consórcios"	322	-2.9%	-0.8%
Lending operations	334	-11.7%	-8.4%
Collection services	362	-2.7%	-10.2%
Securities brokerage and placement	372	1.0%	90.7%
Others	197	13.2%	-17.8%
Total	**4,617**	**5.7%**	**-7.3%**

Revenues Fees
(R$ million)



+6%
-7%
4,367
4,980
4,617
1Q21
4Q21
1Q22

Costs

Impacted by inflation and 1% decrease QoQ

General expenses (R$ million)



12-Month Inflation at 11.3%
+11%
-1%
5,008
612
2,188
2,208
5,618
637
2,442
2,539
5,534
654
2,493
2,388
1Q21
4Q21
1Q22
Personnel
Administratives
Depreciation and Amortization

Efficiency Ratio



34.3%
36.0%
1Q21
1Q22

Portfolio quality under control,
with a previously anticipated deterioration in NPL due to the macroeconomic backdrop and mix

NPL Ratios

15 - 90 Days



5.7%
6.0%
5.2%
4.8%
5.0%
5.0%
5.9%
4.1%
4.1%
3.6%
3.3%
3.4%
3.5%
4.2%
1.8%
1.6%
1.7%
1.5%
1.2%
1.4%
1.9%
1Q19
1Q20
1Q21
2Q21
3Q21
4Q21
1Q22

90 Days



3.9%
4.0%
3.1%
3.2%
3.3%
3.6%
4.0%
3.1%
3.0%
2.1%
2.2%
2.4%
2.7%
2.9%
1.9%
1.6%
1.0%
1.1%
1.3%
1.3%
1.4%
1Q19
1Q20
1Q21
2Q21
3Q21
4Q21
1Q22
Individuals
Total
Corporate & SMEs

Allowance for loan losses
(R$ million) **and Cost of credit**



2.6%
2.8%
3.5%
3,161
3,693
4,612
3,914
4,494
5,352
-753
-801
-740
1Q21
4Q21
1Q22
Provisions for loan losses
Recovery of written-of loans
Cost of Credit

Coverage Ratio
Over 90 days



283%
220%
215%
1Q21
4Q21
1Q22

Agenda

1 Strategic Update

2 1Q22 Results Highlights

3 **Takeaways**


Parada Santander

Takeaways


Santander

1 To be the Best Financial Services Consumer Company in Brazil

Focus on four interconnected pillars:

Customer centricity

incorporate the customer-advocacy mindset into everything we do. (i) Focusing on the client experience, (ii) designing strong and more integrated sales channels, (iii) improving our customer's ability to self-serve, (iv) developing dynamic and personalized pricing models, and (v) shifting our orientation

Culture

a truly horizontal culture, where empowerment, meritocracy and diversity represent key pillars, and **all pieces of the engine 'think and act' as business units**

Integrated sales channels

aim to build the best sales platform in Brazil. Integrated sale and post-sale offering. Customers served 24x7 however they want. **Omni-channel approach: digital, remote sales, physical and external channels**

Innovation and capital

a continuous **focus on organic innovation,** such as "TransferNowPayLater" ('DividePIX'), UseCasa home-equity product, SX Integra. And innovating on "legacy products. All that capital deployment has been centered around **delivering solid shareholders returns and payouts, one of the best ROE global**

2 **Consistently high profitability, generating benchmark shareholder returns,** which reached 20.7% of ROAE

3 **Consistently adding more clients** and strong loyalty pace drive **revenue growth,** supported by commercial activity

4 **Loan quality under control,** with an already anticipated deterioration in NPL due to the macroeconomic backdrop and mix. Ability to anticipate

5 **Responsible growth** and intense country development agenda